Exhibit 99.1

  Nexxen Reports Record Second Quarter 2026 Financial Results

Delivered record Q2 Contribution ex-TAC and programmatic revenue, highlighted by all-time record quarterly CTV revenue; raises full-year 2026 Contribution ex-TAC and programmatic revenue guidance for the third time this year

Advanced nexAI through Model Context Protocol ("MCP") and Agent-to-Agent ("A2A") interoperability, enabling deeper integration within customers' AI infrastructure and workflows

Accelerated enterprise adoption and platform-wide utilization, strengthening Nexxen’s long-term end-to-
end revenue growth opportunities

NEW YORK, August 12, 2026 — Nexxen International Ltd. (NASDAQ: NEXN) (“Nexxen” or the “Company”), the advertising technology platform powered by unique data and media, announced today its financial results for the three and six months ended June 30, 2026.

Q2 2026 Financial Highlights

•	Record Q2 Contribution ex-TAC of $97.8 million, up 11% year-over-year.

•	Record Q2 programmatic revenue of $95.2 million, up 12% year-over-year.

•	All-time record quarterly CTV revenue of $37.8 million, up 33% year-over-year.

•	Programmatic revenue increased to 95% of total revenue, compared to 93% in Q2 2025.

•	CTV revenue increased to 40% of programmatic revenue, compared to 33% in Q2 2025.

•	Video revenue represented 70% of programmatic revenue, compared to 68% in Q2 2025.

•
Adjusted EBITDA of $27.6 million, representing a 28% Adjusted EBITDA margin on a Contribution ex-TAC basis (27% on a total revenue basis), compared to $29.9 million and a 34% Adjusted EBITDA margin on a Contribution ex-TAC basis (33% on a total revenue basis) in Q2 2025. The year-over-year change in Adjusted EBITDA primarily reflects increased investment across AI, data, infrastructure, go-to-market execution and platform capabilities to support the Company's long-term growth opportunities, as well as the impact of foreign currency exchange fluctuations.

•
$132.0 million in cash and cash equivalents, no long-term debt and $50 million available under the Company’s undrawn revolving credit facility as of June 30, 2026. The Company’s cash and cash equivalents increased significantly quarter-over-quarter, reflecting strong operating performance, as well as the collection of receivables in Q2 2026 that were outstanding at the end of Q1 2026.

“We once again exceeded consensus expectations, delivering record Q2 Contribution ex-TAC and programmatic revenue, highlighted by all-time record quarterly CTV revenue which increased 33% year-over-year, supporting our decision to increase our full-year Contribution ex-TAC and programmatic revenue guidance for the third time this year,” said Ofer Druker, Chief Executive Officer of Nexxen. “Enterprise engagement continues to accelerate, fueling greater platform utilization and reinforcing our confidence in our long-term growth strategy. As AI reshapes our industry, we believe differentiation will be driven not simply by AI capabilities, but by the proprietary data, exclusive media and open, interoperable technology within the platforms underlying them. Through continued innovation, we are positioning nexAI to integrate directly into our customers' AI infrastructure, enabling access to Nexxen’s data, intelligence and activation capabilities across both our platform and other AI-powered ecosystems. Combined with continued traction for Nexxen TV Home Screen and disciplined execution across our enterprise, CTV, mobile in-app and data strategies, we believe our platform is increasingly well positioned to capture market share and deliver durable long-term value in the next generation of programmatic advertising.”

Financial Guidance

•	Nexxen raises its full-year 2026 Contribution ex-TAC and programmatic revenue guidance last provided June 16, 2026, while reaffirming its full-year 2026 Adjusted EBITDA guidance:

o	Contribution ex-TAC in the range of $388 - $402 million (previously $385 - $400 million), representing approximately 12% year-over-year growth at the midpoint

o	Programmatic revenue in the range of $380 - $393 million (previously $377 - $391 million), representing approximately 13% year-over-year growth at the midpoint

o
Adjusted EBITDA in the range of $122 - $132 million (unchanged), representing approximately 10% year-over-year growth and an Adjusted EBITDA margin of 32% on a Contribution ex-TAC basis at the midpoint

•
The Company’s updated full-year 2026 Contribution ex-TAC and programmatic revenue guidance reflects its Q2 outperformance, continued year-over-year momentum across enterprise, CTV, mobile and data products to this point in Q3 and increased visibility into the remainder of the year. Nexxen’s Adjusted EBITDA guidance was reaffirmed primarily to reflect the Company’s expectation to continue investing across its strategic growth initiatives and platform capabilities in H2 2026.

•
The Company continues to expect H2 2026 growth to be supported by accelerating enterprise customer engagement, increasing end-to-end platform utilization, continued mobile in-app, CTV and data products strength and growing commercial traction for Nexxen TV Home Screen.

•
Nexxen will continue investing in AI, data and infrastructure, alongside performance-based CTV and mobile in-app capabilities, to support long-term programmatic revenue growth and drive operating leverage expansion.

•	The Company continues to evaluate strategic options for its remaining non-programmatic business lines.

Q2 2026 Operational Highlights and Recent Developments

•
Advanced nexAI through MCP and A2A interoperability, which will enable customers to integrate Nexxen’s AI agents into their existing AI ecosystems and workflows. This innovation is expected to position Nexxen as an increasingly interoperable intelligence and execution layer, enabling advertisers to seamlessly access the Company’s proprietary data, audience intelligence and campaign activation capabilities across both Nexxen’s platform and other AI-powered ecosystems while strengthening the Company’s long-term competitive position in the evolving agentic future of programmatic advertising.

•
Enterprise engagement with Nexxen’s new AI-native DSP user interface (“UI”) and enhanced nexAI DSP assistant continued to accelerate, driving meaningful performance and efficiency improvements, lowering barriers to entry and supporting greater end-to-end platform utilization. nexAI continues to evolve beyond an efficiency tool into an increasingly important driver of customer adoption, platform utilization and long-term revenue growth.

•	Increased adoption of Nexxen TV Home Screen across leading CTV OEMs, platforms and agencies, with growing commercial traction reinforcing Nexxen’s long-term CTV revenue opportunity.

•
Expanded direct software development kit (“SDK”) integrations with Unity and other mobile in-app partners, supporting continued mobile revenue growth while expanding Nexxen’s in-app capabilities and long-term revenue opportunity in one of programmatic advertising’s most AI-resilient channels.

•
Announced key leadership adjustments to strengthen Nexxen’s commercial organization, unify execution and position the Company to accelerate growth across its core drivers. Chance Johnson, formerly the Company’s Chief Commercial Officer, has been promoted to President of Nexxen, supporting the Company’s next phase of go-to-market execution and revenue growth. Mr. Johnson will focus on scaling the business, executing against the Company’s product and solutions roadmap and taking on a more visible role with the analyst and investor communities. Kara Puccinelli, formerly Nexxen’s Chief Customer Officer, has assumed the role of Chief Commercial Officer and will continue managing the Company’s enterprise offering. Kenneth Suh, formerly Nexxen’s Chief Strategy Officer, has assumed the role of Chief Business Officer to further position the Company to capitalize on growth opportunities across its exchange business, particularly within mobile in-app and CTV.

•
Initiated a strategic wind-down of RhythmInfluence, Nexxen’s non-programmatic influencer marketing business, further concentrating the Company’s focus on programmatic advertising, improving operational efficiency and aligning its business mix with long-term strategic growth priorities. The wind-down resulted in restructuring expenses during Q2 2026 but is not expected to have a material impact on Contribution ex-TAC or Adjusted EBITDA in H2 2026.

•
Enhanced Nexxen's political advertising offerings through strategic partnerships with L2 Data and ADvolution, further positioning the Company to capture a greater share of political advertising spend during the 2026 U.S. midterm election cycle.

Share Repurchase Program and Capital Allocation Updates

o
The Company did not repurchase any shares during Q2 2026 as management prioritized maintaining financial flexibility while evaluating disciplined M&A opportunities and capital deployment across Nexxen’s strategic priorities, including continued investment in AI, data, platform capabilities and go-to-market execution. The Company has authorization to initiate a new share repurchase program of up to $40 million.

o	Since March 1, 2022, the Company has repurchased 30,928,265 shares, or approximately 39.9% of shares outstanding, investing approximately $265.3 million.

o	Nexxen expects to invest an additional $15 million in V (formerly VIDAA) during Q3 2026, bringing its total investment to $60 million, representing approximately 6% equity ownership.

o	The Company is continuing to evaluate disciplined strategic opportunities to expand its mobile in-app, CTV, data and AI capabilities to accelerate programmatic revenue growth.

Financial Highlights for the Three and Six Months Ended June 30, 2026 ($ in millions, except per share amounts)

	Three months ended June 30			Six months ended June 30
	2026	2025	%	2026	2025	%
IFRS Highlights
Revenue	100.5	90.9	11%	187.4	169.3	11%
Programmatic revenue	95.2	85.0	12%	177.1	156.8	13%
Operating profit (loss)	4.2	8.7	(52%)	(0.7)	12.2	(106%)

Net income (loss) margin on a gross profit basis	5%	13%		(1%)	8%

Total comprehensive income (loss)	4.2	11.3	(63%)	(1.2)	13.6	(109%)
Diluted earnings (loss) per share	0.06	0.14	(55%)	(0.03)	0.16	(118%)

Non-IFRS Highlights
Contribution ex-TAC	97.8	87.8	11%	182.4	162.8	12%

Adjusted EBITDA	27.6	29.9	(8%)	43.9	53.1	(17%)
Adjusted EBITDA Margin on a Contribution ex-TAC basis	28%	34%		24%	33%

Non-IFRS net income	13.3	18.2	(27%)	16.8	28.8	(42%)
Non-IFRS diluted earnings per share	0.23	0.29	(22%)	0.29	0.45	(36%)

Second Quarter 2026 Financial Results Webcast and Conference Call Details

•	When: August 12, 2026, at 9:00 AM ET

•	Webcast: A live and archived webcast can be accessed from the Events and Presentations section of Nexxen’s Investor Relations website at https://investors.nexxen.com/

•	Participant Dial-In Numbers:

o	U.S. / Canada Toll-Free Dial-In Number: (888) 596-4144

o	U.K. Toll-Free Dial-In Number: +44 800 260 6470

o	International Dial-In Number: +1 (646) 968-2525

o	Conference ID: 3103910

About Nexxen

Nexxen is the advertising technology platform that delivers full-funnel performance powered by unique data and media. Comprised of a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core, we meet the demands of today’s converging media landscape with exclusive audience intelligence, automation and expertise.

Headquartered in Israel, Nexxen maintains offices throughout North America, Europe and Asia-Pacific and is traded on Nasdaq (NEXN). For more information, please visit nexxen.com.

For further information please contact:

Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for Q3 and full year 2026 and beyond; anticipated benefits of Nexxen’s strategic transactions and commercial partnerships; anticipated features and benefits of Nexxen’s products and service offerings, including anticipated benefits relating to nexAI, MCP and A2A interoperability and the Company's AI investment strategy; anticipated industry adoption of Nexxen’s programmatic Smart TV home screen ad activation solution (Nexxen TV Home Screen); Nexxen’s positioning for accelerated growth and continued future growth; Nexxen’s medium- to long-term prospects; management’s belief that Nexxen is well-positioned to benefit from future industry growth trends and Company-specific catalysts; the Company’s plans with respect to its cash reserves as well as its future share repurchase programs and further investment in V (formerly VIDAA); the Company’s plans to pursue strategic opportunities for its non-programmatic business lines and other targeted, smaller-scale strategic opportunities to accelerate programmatic revenue growth and expand capabilities; anticipated benefits from the renewed and expanded strategic partnership with V, as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, including risks related to tariff impacts or policy shifts (including trade negotiations or enforcement actions) that could materially affect market sentiment, consumer behavior and advertising demand; global conflicts and war, including the conflict involving Israel and Iran and related regional and international tensions, including U.S. military involvement, and the war and hostilities between Israel and Hamas, Hezbollah and the Houthis in Yemen, and how those conditions may adversely impact Nexxen’s business, customers and the markets in which Nexxen competes; changes in industry trends; and other negative developments in Nexxen’s business or unfavorable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report filed with the U.S. Securities and Exchange Commission (www.sec.gov) on Form 20-F. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income and Non-IFRS Earnings per Share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA," and "Reconciliation of Net Income (Loss) to Non-IFRS Net Income," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC for Nexxen is defined as gross profit plus depreciation and amortization attributable to cost of revenue and cost of revenue (exclusive of depreciation and amortization) minus Performance (non-programmatic) media costs (“traffic acquisition costs” or “TAC”). Performance (non-programmatic) media costs represent the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core, non-programmatic Performance activities. Contribution ex-TAC is a supplemental measure of our financial performance that is not required by or presented in accordance with IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Nexxen because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define Adjusted EBITDA for Nexxen as total comprehensive income (loss) for the period adjusted for foreign currency translation differences for foreign operations, tax expenses, financial income, net, depreciation and amortization, stock-based compensation expenses, restructuring and delisting related one-time costs. Adjusted EBITDA is included in the press release because it is a key metric used by management and our Board of Directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of Contribution ex-TAC.

o
Non-IFRS Net Income and Non-IFRS Earnings per Share: We define non-IFRS earnings per share as non-IFRS net income divided by non-IFRS weighted-average shares outstanding. Non-IFRS net income is equal to net income (loss) excluding amortization of acquired intangibles, restructuring, delisting related one-time costs and stock-based compensation expenses, and also considers the tax effects of non-IFRS adjustments. In periods in which we have non-IFRS net income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share include the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings per share is useful to investors for evaluating our ongoing operational performance and trends on a per share basis and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income.

We do not provide a reconciliation of forward-looking non-IFRS financial metrics because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA

	Three months ended June 30			Six months ended June 30
	2026	2025	%	2026	2025	%
($ in thousands)
Total comprehensive income (loss)	4,212	11,256	(63%)	(1,245)	13,647	(109%)
Foreign currency translation differences for foreign operation	(572)	(2,590)		(430)	(3,348)
Tax expenses	1,218	1,437		1,318	4,313
Financial income, net	(699)	(1,399)		(348)	(2,459)
Depreciation and amortization	17,751	15,521		34,067	30,788
Stock-based compensation expenses	4,388	5,709		9,201	8,609
Restructuring	1,323	-		1,323	-
Delisting related one-time costs	-	-		-	1,520
Adjusted EBITDA	27,621	29,934	(8%)	43,886	53,070	(17%)

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended June 30			Six months ended June 30
	2026	2025	%	2026	2025	%
($ in thousands)
Revenue	100,518	90,948	11%	187,360	169,278	11%
Cost of revenue (exclusive of depreciation and amortization)	(18,793)	(12,057)		(35,226)	(23,256)
Depreciation and amortization attributable to cost of revenue	(14,638)	(12,531)		(27,932)	(24,825)
Gross profit (IFRS)	67,087	66,360	1%	124,202	121,197	2%
Depreciation and amortization attributable to cost of revenue	14,638	12,531		27,932	24,825
Cost of revenue (exclusive of depreciation and amortization)	18,793	12,057		35,226	23,256
Performance media cost	(2,693)	(3,141)		(4,997)	(6,483)
Contribution ex-TAC (Non-IFRS)	97,825	87,807	11%	182,363	162,795	12%

Reconciliation of Net Income (Loss) to Non-IFRS Net Income

	Three months ended June 30			Six months ended June 30
	2026	2025	%	2026	2025	%
($ in thousands)
Net income (loss)	3,640	8,666	(58%)	(1,675)	10,299	(116%)
Amortization of acquired intangibles	5,890	5,912		11,767	11,782
Restructuring	1,323	-		1,323	-
Delisting Costs	-	-		-	1,520
Stock-based compensation expenses	4,388	5,709		9,201	8,609
Tax effect of Non-IFRS adjustments (1)	(1,910)	(2,083)		(3,816)	(3,367)
Non-IFRS net income	13,331	18,204	(27%)	16,800	28,843	(42%)

Weighted average shares outstanding—diluted (in millions) (2)	58.3	62.0		58.0	63.8

Non-IFRS diluted earnings per share (in USD)	0.23	0.29	(22%)	0.29	0.45	(36%)

(1)	Non-IFRS net income includes the estimated tax impact from the expense items reconciling between net income (loss) and non-IFRS net income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	June 30	December 31
	2026	2025
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	132,044	133,308
Trade receivables, net	224,032	196,101
Other receivables	5,531	6,116
Current tax assets	2,302	1,809

TOTAL CURRENT ASSETS	363,909	337,334

Fixed assets, net	28,491	18,033
Right-of-use assets	31,816	27,005
Intangible assets, net	308,623	318,376
Deferred tax assets	8,518	9,407
Investment in shares	45,000	45,000
Other long-term assets	977	918

TOTAL NON-CURRENT ASSETS	423,425	418,739

TOTAL ASSETS	787,334	756,073

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	14,856	13,287
Trade payables	230,336	207,020
Other payables	43,272	41,282
Current tax liabilities	636	441

TOTAL CURRENT LIABILITIES	289,100	262,030

Employee benefits	208	213
Long-term lease liabilities	21,878	18,644
Deferred tax liabilities	202	515

TOTAL NON-CURRENT LIABILITIES	22,288	19,372

TOTAL LIABILITIES	311,388	281,402

SHAREHOLDERS’ EQUITY:
Share capital	328	324
Share premium	281,026	278,510
Other comprehensive income	778	348
Retained earnings	193,814	195,489

TOTAL SHAREHOLDERS’ EQUITY	475,946	474,671

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	787,334	756,073

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER
COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	For the six months ended June 30		For the three months ended June 30
	2026	2025	2026	2025
	USD thousands		USD thousands

Revenues	187,360	169,278	100,518	90,948

Cost of revenues (Exclusive of depreciation and amortization shown separately below)	35,226	23,256	18,793	12,057

Research and development expenses	29,762	27,729	14,711	14,965
Selling and marketing expenses	69,007	60,161	34,731	31,295
General and administrative expenses	20,003	15,191	10,373	8,406
Depreciation and amortization	34,067	30,788	17,751	15,521

Total operating costs	152,839	133,869	77,566	70,187

Operating profit (loss)	(705)	12,153	4,159	8,704

Financing income	(1,731)	(3,741)	(1,007)	(1,971)
Financing expenses	1,383	1,282	308	572

Financing income, net	348	2,459	699	1,399

Profit (loss) before taxes on income	(357)	14,612	4,858	10,103

Tax expenses	1,318	4,313	1,218	1,437

Profit (loss) for the period	(1,675)	10,299	3,640	8,666

Other comprehensive income items:
Foreign currency translation differences for foreign operation	430	3,348	572	2,590

Total other comprehensive income for the period	430	3,348	572	2,590

Total comprehensive income (loss) for the period	(1,245)	13,647	4,212	11,256

Earnings (loss) per share
Basic earnings (loss) per share (in USD)	(0.03)	0.17	0.06	0.14
Diluted earnings (loss) per share (in USD)	(0.03)	0.16	0.06	0.14

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Share capital	Share premium	Other comprehensive income (loss)	Retained earnings	Total
	USD thousands

Balance as of January 1, 2026	324	278,510	348	195,489	474,671
Total comprehensive loss for the period
Loss for the period	-	-	-	(1,675)	(1,675)
Other comprehensive income:
Foreign currency translation	-	-	430	-	430

Total comprehensive income (loss) for the period	-	-	430	(1,675)	(1,245)

Transactions with owners, recognized directly in equity
Own shares acquired	(7)	(7,146)	-	-	(7,153)
Share based compensation	-	9,519	-	-	9,519
Exercise of share options	11	143	-	-	154

Balance as of June 30, 2026	328	281,026	778	193,814	475,946

Balance as of January 1, 2025	377	362,507	(2,476)	170,446	530,854
Total comprehensive income for the period
Profit for the period	-	-	-	10,299	10,299
Other comprehensive income:
Foreign currency translation	-	-	3,348	-	3,348

Total comprehensive income for the period	-	-	3,348	10,299	13,647

Transactions with owners, recognized directly in equity
Own shares acquired	(42)	(71,932)	-	-	(71,974)
Share based compensation	-	7,380	-	-	7,380
Exercise of share options	5	377	-	-	382

Balance as of June 30, 2025	340	298,332	872	180,745	480,289

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Six months ended June 30
	2026	2025
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the period	(1,675)	10,299
Adjustments for:
Depreciation and amortization	34,067	30,788
Net financing income	(470)	(2,558)
Loss on leases modification	8	38
Share-based compensation and restricted shares	9,201	8,609
Tax expenses	1,318	4,313

Change in trade and other receivables	(27,336)	33,071
Change in trade and other payables	25,817	(39,457)
Change in employee benefits	(15)	(20)
Income taxes received	767	137
Income taxes paid	(1,802)	(9,999)
Interest received	1,305	2,525
Interest paid	(954)	(1,115)

Net cash provided by operating activities	40,231	36,631

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	87	(152)
Payments on finance lease receivable	551	604
Acquisition of fixed assets	(18,578)	(5,042)
Acquisition and capitalization of intangible assets	(10,557)	(8,152)
Repayment of debt investment	63	42

Net cash used in investing activities	(28,434)	(12,700)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(7,301)	(72,562)
Proceeds from exercise of share options	154	382
Leases repayment	(7,816)	(8,247)

Net cash used in financing activities	(14,963)	(80,427)

Net decrease in cash and cash equivalents	(3,166)	(56,496)

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	133,308	187,068

EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	1,902	887

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	132,044	131,459